

August 6, 2020

Christopher B. Ferguson
Chief Executive Officer
Edison Nation, Inc.
1 West Broad Street, Suite 1004
Bethlehem, PA 18018

> **Re: Edison Nation, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed July 16, 2020**
> **File No. 333-236401**

Dear Mr. Ferguson:

We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 2 to Registration Statement on Form S-1 filed July 16, 2020

Edison Nation Medical Operations, page 11

1. Please revise to describe in more detail the development of this business over the past three years, particularly with respect to the strategic decision to wholesale PPE products through an online portal to hospitals, government agencies, and distributors. See Item 101(h) of Regulation S-K.

2. Please revise to provide investors with a better understanding of the business of Edison Medical. For example, describe its principal products, how it distributes its products, competitive conditions in the industry, sources of raw materials and it suppliers as well as the material terms of the arrangements with suppliers. Please also describe the need for government approval of its products and the effect of existing government regulations on

its business.

3. Please revise to discuss events or trends that are known or reasonably expected to have a material effect on your operations, financial condition, or liquidity. In this regard, we note multiple press releases and other public information as well as a Form 8-K dated April 17, 2020, each of which relates to your receipt of $10 million of purchase orders and anticipation that the orders will ship during the second fiscal quarter. Please revise to describe those orders in more detail, such as the products ordered, the nature of the customers, whether those orders have shipped, the effect, and the expected effect on your operations and financial condition.

 Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joseph M. Lucosky, Esq.